Exhibit 2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on December 27, 2007

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Annual Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 27, 2007, at 15:00 local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO RE-ELECT each of Mr. Ofer Adler and Mr. Yair M. Zadik as directors for a period commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2010 and the due election of their respective successors.

2.	TO VOTE ON THE PROPOSAL TO APPROVE an increase in the number of Ordinary Shares underlying the Company’s 2003 Israeli Share Option Plan by 1,000,000 Ordinary Shares, which equals 10% of the issued and outstanding share capital of the Company, as of the date hereof.

3.	TO VOTE ON THE PROPOSAL TO APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2007 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of our Board of Directors.

4.	TO VOTE ON THE PROPOSAL TO ELECT Mr. David Jutkowitz as one of the external directors of the Company in accordance with the requirements of the Israeli Companies Law, 1999.

5.	TO VOTE ON THE PROPOSAL TO APPROVE the terms of compensation of Mr. David Jutkowitz.

6.	TO VOTE ON THE PROPOSAL TO APPROVE a grant to each of the Company’s directors who is not an employee of the Company or any subsidiary thereof, of options to purchase, for each year of service by such person as a director of the Company, 10,000 Ordinary Shares of the Company (in addition to any and all other terms of service of such directors as were and/or as may be approved by the Shareholders of the Company).

7.	TO VOTE ON THE PROPOSAL TO APPROVE a grant to Mr. Yaron Adler, the Company’s Chief Executive Officer and a member of the Board of Directors, of options to purchase 50,000 Ordinary Shares of the Company.

8.	TO VOTE ON THE PROPOSAL TO APPROVE a grant to Mr. Ofer Adler, the Company’s Chief Product Officer and a member of the Board of Directors, of options to purchase 50,000 Ordinary Shares of the Company.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

        After the Company’s shareholders vote on proposals (1) through (4) above, but only if the shareholders approve proposals (1), (2) and (4) above, the Meeting will be adjourned to enable the Company’s audit committee and board of directors to convene and consider the adoption of the resolutions approving the terms of compensation of Mr. David Jutkowitz and the grant of options to the directors of the Company as described in proposals (5) through (8) above. If the shareholders approve proposals (1) and (4) and do not approve proposal (2), then the Company’s audit committee and board of directors shall convene and consider solely proposal (5). In the event that the audit committee and board of directors adopt such resolutions, the Meeting will reconvene promptly thereafter to vote on proposals (5) through (8).

        In addition, the Company’s management will be available at the Meeting to answer questions any shareholder may have with respect to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2006, a copy of which is available through the Company’s website (http://www.incredimail-corp.com).

Shareholders Entitled to Vote

         Only shareholders of record at the close of business on November 19, 2007 (the “Record Date”), will be entitled to participate and to vote at the Meeting.

Proxies

        Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope, prior to the Meeting but not later than the close of business on December 26, 2007, or by presenting the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on December 26, 2007, or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

        Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-6444737.

        YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE (EXCEPT THE ELECTION OF MR. DAVID JUTKOWITZ AS ONE OF THE EXTERNAL DIRECTORS OF THE COMPANY, WHICH REQUIRES A SPECIAL MAJORITY AS DESCRIBED IN THE ATTACHED PROXY STATEMENT). THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSALS (1) THROUGH (4) SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 21, 2007

PROXY STATEMENT
IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

ANNUAL MEETING OF SHAREHOLDERS
to be held on December 27, 2007

        This proxy statement is being solicited by our board of directors for use at our annual meeting of shareholders to be held on December 27, 2007, at 15:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to participate and to vote at, the Meeting is November 19, 2007. On that date, we had outstanding and entitled to vote 9,475,943 ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Annual Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Annual Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the Ordinary Shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Annual Meeting of Shareholders (except the election of Mr. David Jutkowitz as an external director of the Company). We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation no later than the close of business on December 26, 2007, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to the Company’s transfer agent a later-dated proxy.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholder present and in such event the required quorum shall consist of any number of shares held by shareholders present in person or by proxy.

        Proxies are being mailed to shareholders on or about November 21, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

        Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

        This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”). We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of October 31, 2007, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,475,943 Ordinary Shares outstanding as of October 31, 2007:

	Shares Beneficially Owned
	Number	Percent

5% Shareholders
Ofer Adler	1,451,167	15.31%
Yaron Adler	1,360,933	14.36%
Longview Fund L.P.	1,272,694	13.43%

Directors and officers as a group (14 persons,
including Messrs. Ofer Adler and Yaron Adler) (1)	3,398,136	34.93%

(1)	Includes options to purchase 249,870 Ordinary Shares that are either currently exercisable or that will become exercisable within 60 days of the date hereof.

MARKET PRICE DATA

        The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market or the Nasdaq Global Market, as applicable:

	Highest ($)	Lowest ($)

2007
First Quarter	$8.25	$6.50
Second Quarter	$8.50	$7.22
Third Quarter	$9.99	$6.72
Fourth Quarter
(through November 19, 2007)	$9.15	$5.86
Most recent six months
May 2007	$8.45	$7.50
June 2007	$8.50	$7.42
July 2007	$9.99	$7.47
August 2007	$9.60	$6.72
September 2007	$9.11	$7.74
October 2007	$9.15	$7.82

        The closing price of our Ordinary Shares, as reported on the Nasdaq Global Market on November 19, 2007, the last full trading day before printing of this proxy statement, was $5.86.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

        The board of directors of the Company has nominated the persons named below for re-election as directors, to serve for a period commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2010 and the due election of their respective successors. The other directors of the Company (except for the nominees listed below) shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law.

        Following is certain information concerning the nominees, including their principal occupation during recent years.

        Ofer Adler co-founded the Company and has been our Chief Product Officer and a director since our incorporation. He has overall responsibility for the design and development of the Company’s products, website and graphic content. He is also responsible for choosing the innovating path that we take to keep our products up-to-date with all major developments in the Internet and email markets. Mr. Adler is also actively involved in marketing, business development and our strategic planning. Before founding the Company, Mr. Adler worked as a trader and portfolio manager at Clal Insurance from 1997 to 1999, and as a trader and technical analysis expert at Batucha, Israel’s largest private brokerage firm, from 1994 to 1997.

        Yair M. Zadik has served as our director since 2001. He is the Co-Chief Executive Officer of Arrow Ecology & Engineering Overseas (1999) Ltd., a company that provides environmental solutions, and of Eshet Y.E.Z Technologies (2001) Ltd., an investment company. In 2000 Mr. Zadik founded B-Knowledge Investments Ltd., an investment company, and has served as its Chief Executive Officer until 2001. He currently serves as a board member of the Israeli Export Institute, Environmental Branch. Mr. Zadik has a B.Sc. in physics and computer sciences. He is a Colonel (Reserve) in the Israeli Air Force. He is the recipient of the Israeli Presidential National Defense Award for his leadership and management of a major defense project in the Ministry of Defense as well as a recipient of numerous military decorations.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that each of Mr. Ofer Adler and Mr. Yair M. Zadik is hereby re-elected to serve as a director for a period commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2010 and the due election of their respective successors”.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote FOR approval of the proposed re-election of each of Mr. Ofer Adler and Mr. Yair M. Zadik as directors of the Company.

PROPOSAL 2

INCREASE OF THE NUMBER OF ORDINARY SHARES UNDERLYING THE COMPANY’S 2003
ISRAELI SHARE OPTION PLAN

        The Company’s shareholders will be requested at the Meeting to approve an increase in the number of Ordinary Shares underlying the Company’s 2003 Israeli Share Option Plan by 1,000,000 Ordinary Shares, to enable grants of options under such plan. If such increase is approved, the number of Ordinary Shares underlying the plan will be 2,368,000, which will represent approximately 25% of the Company’s issued and outstanding share capital, as of October 31, 2007, which the Company believes is customary among companies of similar size, scope and complexity to those of the Company, which are engaged in businesses similar to that of the Company. The Company also believes that such increase will enable the Company’s board of directors to provide incentives for retention of employees of the Company and its subsidiaries.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve an increase in the number of Ordinary Shares underlying the Company’s 2003 Israeli Share Option Plan by 1,000,000 Ordinary Shares”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote FOR approval of the proposed increase in the number of Ordinary Shares underlying the Company’s 2003 Israeli Share Option Plan.

PROPOSAL 3

APPOINTMENTOF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG
GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY FOR THE YEAR
ENDING DECEMBER 31, 2007 AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX
THE REMUNERATION OF SAID AUDITORS IN ACCORDANCE WITH THE AMOUNT AND
NATURE OF THEIR SERVICES, OR TO DELEGATE SUCH POWER TO THE AUDIT COMMITTEE

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

        In compliance with the Israeli Companies Law, 1999 (the” Israeli Companies Law”), our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2007 and that the board of directors be authorized to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the audit committee.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote FOR approval of the proposed appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2007 and the fixing of their remuneration.

PROPOSAL 4

ELECTION OF MR. DAVID JUTKOWITZ AS AN EXTERNAL DIRECTOR OF THE COMPANY

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law to appoint at least two external directors. An external director must be elected by the shareholders by a special majority as described herein. The term of office of an external director is three years and, with respect to companies such as the Company, may be extended for additional three-year terms.

        To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliation” with the company or its “affiliates”, as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years after completion of office, a former external director may not serve as a director or employee of the company or provide professional services to the company for consideration.

        Pursuant to the Israeli Companies Law, at least one external director must have “accounting and financial expertise”, and those external directors who do not have such expertise must have “professional competence”, as such terms are defined in regulations promulgated under the Israeli Companies Law.

        All external directors must be members of the audit committee. Each other committee of the board of directors empowered with powers of the board of directors is required to include at least one external director.

        The Company had two external directors who were elected for an initial three-year term commencing on March 30, 2006. One of these external directors, James H. Lee, continues to serve the Company as an external director. However, the other external director, Elisabeth DeMarse, resigned due to personal reasons effective as of June 1, 2007.

        Following is certain information concerning the nominee, including his principal occupation during the past five years.

        David Jutkowitz serves as a director of Arad Investment and Industrial Development since 2006. From 2001 until October 2007, Mr. Jutkowitz has served as an external director of Carmel Investment Group Ltd., and was a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd. Between 2000 and 2003, Mr. Jutkowitz held the position of CEO at BXS Ltd., where his responsibilities included managing all stages in development of the business, including the raising of funds from investors, building a local and international distribution. From 1995 until 2002, Mr. Jutkowitz held the position of CEO at E.L. Advanced Science Ltd., where his responsibilities included identifying and acquiring appropriate companies and take an active part in the management of such companies. From 1976 to 2001, Mr. Jutkowitz held the position of CFO at Etz Lavud Ltd.

        Our board of directors has reviewed the qualifications and expertise of Mr. Jutkowitz and has determined that he possesses the expertise and qualifications that are required under the Israeli Companies Law. In addition, Mr. Jutkowitz has attested to us that he meets all other requirements in connection with the election of external directors, under the Israeli Companies Law. Accordingly, our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that Mr. David Jutkowitz is hereby elected to serve as an external director of the Company for a three year term commencing on the date of the Meeting”.

        Pursuant to the Israeli Companies Law, the election of an external director will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either (i) the shares voted in favor include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Israeli Companies Law) of the Company; or (ii) the total number of shares voted against such election by those shareholders who are not “controlling shareholders” of the Company does not exceed one percent of all of the voting power in the Company.

        The term “Control” is defined in the Israeli Companies Law as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of a certain type of means of control of the corporation; “Means of control” in a corporation is defined as any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

        Our board of directors recommends a vote FOR approval of the election of Mr. David Jutkowitz as an external director of the Company.

AUDIT COMMITTEE AND BOARD OF DIRECTORS RESOLUTIONS REQUIRED PRIOR TO VOTE
ON PROPOSALS (5) THROUGH (8)

        Under the Israeli Companies Law, the terms of office and employment of directors must be approved by the Company’s audit committee, board of directors and shareholders, in that order, assuming that they are not adverse to the interests of the company. A director who has a personal interest in a matter that is considered at a meeting of the audit committee or the board of directors may not attend that meeting or vote on that matter, unless a majority of the audit committee or the board of directors have a personal interest in the matter, in which case such matter will also be subject to shareholders’ approval.

        The audit committee of a public company is not permitted to approve the terms of office and employment of a director, unless at the time of such approval there are at least two external directors and both are members of the audit committee, and at least one of them is present at the deliberations in which the audit committee resolves to approve the terms of service and employment of a director. Therefore, the audit committee may convene in order to discuss and vote on the matters described in proposals (5) through (8) only after the election of Mr. Jutkowitz as an external director.

        Accordingly, after, and assuming, the election of Mr. Jutkowitz as an external director, there shall be an intermission in the Meeting during which time our audit committee and board of directors will conduct deliberations and resolve on the issue of compensation of the Company’s directors or office holders, as described in proposals (5) through (8) hereunder.

        It should be noted that proposals (5) through (8) pertain to the terms of service of the directors of the Company, therefore the directors of the Company have, or may be deemed to have, a personal interest in one or more of the aforementioned proposals.

        If the audit committee and board of directors approve proposals (5) through (8), the Meeting shall resume promptly thereafter for the vote of the Shareholders on such proposals.

PROPOSAL 5

APPROVAL OF THE TERMS OF COMPENSATION OF MR. DAVID JUTKOWITZ

        External directors may be compensated only in accordance with regulations promulgated under the Israeli Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that shall not be lower than the compensation received by “another director” nor higher than the average compensation to “other directors”. “Another” or “other” directors are defined in the applicable regulations as directors of the company that are not external directors and who are not (1) controlling shareholders of the company or (2) employees or service providers of the company on a regular basis or (3) serving at, or providing services on a regular basis, to a company that controls the company or to a company that is under common control with the company or (4) directors who do not receive compensation from the company.

        A company also may issue shares or options to an external director at an amount not lower than, and on terms not worse than, those received by another director nor higher than the average amount, or terms, granted to other directors.

        Subject to the approval by the shareholders of the Company of proposals (1) and (4) above, and the approval by the audit committee and board of directors of the terms of compensation of Mr. Jutkowitz, the Company’s shareholders will be requested at the Meeting to approve to pay Mr. David Jutkowitz the fees and other compensations described below, in accordance with the regulations promulgated under the Israeli Companies Law. Such fees and other compensations are identical to the current terms of compensation approved for all of our other directors, as well as our external director, Mr. James H. Lee.

        The proposed terms comprise of the following:

        (i) an annual gross cash compensation of $20,000 (plus V.A.T, if applicable) to be paid in four equal quarterly installments

        (ii) any other consideration that the shareholders of the Company may approve from time to time, to be paid to the directors of the Company (including the grant of options submitted to shareholders approval as set forth in proposal 6 below).

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that the terms of compensation of Mr. David Jutkowitz as were presented to the shareholders are hereby approved and authorized.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

PROPOSAL 6

APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS

        Subject to the approval by the shareholders of the Company of proposals (1), (2) and (4) above, and the approval by the audit committee and the board of directors of the grant of options underlying this proposal, the Company’s shareholders will be requested at the Meeting to approve the grant to each director of the Company who is not an employee of the Company or any subsidiary thereof of options to purchase, for each year of service by such person as a director of the Company, 10,000 Ordinary Shares of the Company (in this proposal (6), the “Annual Grant”), under the following terms: (a) the Annual Grant shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year, commencing with this Meeting; (b) each Option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the annual general meeting of the shareholders of the Company upon which such Option was granted, as reported by the Nasdaq Global Market; and (c) the Options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the Options shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement that shall be executed by each director who receives an Annual Grant and by the Company promptly after the date of the Meeting.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that the grant to each of the Company’s directors who is not an employee of the Company or any subsidiary thereof of options to purchase, for each year of service by such person as a director of the Company, 10,000 Ordinary Shares of the Company, on terms that were presented to the shareholders, is hereby approved and authorized.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

PROPOSAL 7

APPROVAL OF THE GRANT OF OPTIONS TO MR. YARON ADLER

        Subject to the approval by the shareholders of the Company of proposals (1), (2) and (4) above, and the approval by the audit committee and the board of directors of the grant of options underlying this proposal, the Company’s shareholders will be requested at the Meeting to approve the grant to Mr. Yaron Adler of options to purchase 50,000 Ordinary Shares of the Company, under the following terms: (a) all the options will be granted following approval by the Company’s shareholders; (b) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the Meeting, as reported by the Nasdaq Global Market; and (c) the options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement that shall be executed by the Company and by Mr. Yaron Adler promptly after the date of the Meeting.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that the grant to Mr. Yaron Adler of options to purchase 50,000 Ordinary Shares of the Company, on terms that were presented to the shareholders, is hereby approved and authorized.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

PROPOSAL 8

APPROVAL OF THE GRANT OF OPTIONS TO MR. OFER ADLER

        Subject to the approval by the shareholders of the Company of proposals (1), (2) and (4) above, and the approval by the audit committee and the board of directors of the grant of options underlying this proposal, the Company’s shareholders will be requested at the Meeting to approve the annual grant to Mr. Ofer Adler of options to purchase 50,000 Ordinary Shares of the Company, under the following terms: (a) all the options will be granted following approval by the Company’s shareholders; (b) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the date of the Meeting, as reported by the Nasdaq Global Market; and (c) the options shall vest in four equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options hereunder shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement that shall be executed by the Company and by Mr. Ofer Adler promptly after the date of the Meeting.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that the grant to Mr. Ofer Adler of options to purchase 50,000 Ordinary Shares of the Company, on terms that were presented to the shareholders, is hereby approved and authorized.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

OTHER BUSINESS

        The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement (except the election of Mr. David Jutkowitz as an external director of the Company).

        The Company’s financial statements for the year ended December 31, 2006 are available through the Company’s website (http://www.incredimail-corp.com). At the meeting, members of the Company’s management will be available to answer questions relating to such financial statements.

Where to Find More Information

        You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

        The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

—	Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 19, 2007; and
—	Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after January 1, 2007.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 21, 2007. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 21, 2007, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, the Ordinary Shares represented by the proxy will be voted in FAVOR of each of the proposals described in this proxy statement (except the election of Mr. David Jutkowitz as an external director of the Company).

By Order of the Board of Directors Tamar Gottlieb, Chairperson of the Board of Directors Date: November 21, 2007